[Letterhead of Atlantic Coast Federal Corporation]


June 14, 2007



Hugh West
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      SEC Comment Letter dated June 11, 2007

Dear Mr. West:

In response to your letter addressed to Mr. Jon Parker regarding Atlantic Coast Federal Corporation's Item 4.02 Form 8-K filed on June 7, 2007, File No. 000-50962, we have reviewed your comments, and we would like to offer the following responses.

You requested a description of the nature and terms of the Federal Home Loan Bank (FHLB) advance being hedged. There were actually two FHLB advances hedged by interest rate swaps.

The first advance was an adjustable rate credit initiated on January 27, 2004 for $10 million with a 10-year term maturing on January 27, 2014. The initial interest rate was 1.34% with quarterly rate adjustments scheduled based on three month LIBOR plus 22 basis points. Prepayment was allowed on the quarterly reset dates. This advance is still outstanding.

The second advance was also an adjustable rate credit initiated on February 3, 2004 for $5 million with a 10-year term maturing on February 3, 2014. The initial interest rate was 1.35% with quarterly rate adjustments scheduled based on three month LIBOR plus 22 basis points. Prepayment was allowed on the quarterly reset dates. The advance was prepaid in the second quarter of 2006.

You also requested the name of the interest rate swap counterparty and a description of the counterparty termination clause. Again, the same two interest rate swaps were involved.

The first interest rate swap was effective on January 27, 2004 with a notional amount of $10 million with a scheduled termination date of January 27, 2014. Interest rate reset dates were scheduled to match the January 27, 2004 FHLB advance with Atlantic Coast Bank paying a fixed interest rate of 3.43% and receiving a floating interest rate equal to three month LIBOR. The counter party was The Bankers Bank. Embedded within this swap agreement was an early termination clause. Beginning on January 27, 2005 and continuing on each quarterly reset date thereafter, the agreement would terminate if the floating interest rate were equal to or greater than 7.50%. This agreement remains in effect.

The effective date of the second interest rate swap agreement was February 3, 2004. The notional amount was $5 million with a scheduled term of 10 years maturing on February 3, 2014. Interest rate reset dates were scheduled to match the February 3, 2004 FHLB advance with Atlantic Coast Bank paying a fixed interest rate of 3.39% and receiving a floating interest rate equal to three month LIBOR. The counter party was Compass Bank. Embedded within this swap agreement was an early termination clause. This early termination clause was a European style early termination scheduled for February 3, 2009; February 3, 2009 was the only date that the early termination clause could be exercised by the counterparty. Atlantic Coast Bank chose to terminate this interest rate swap agreement during the second quarter of 2006 when the corresponding FHLB advance was prepaid.
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Atlantic Coast Federal  Corporation  acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the company's Form 8-K filed on June 7, 2007. Further, the company acknowledges that staff comments or changes to the disclosures in response to staff comments do not foreclose the Securities and Exchange Commission from taking action with respect to the filing. Finally, Atlantic Coast Federal Corporation acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that this letter adequately addresses your concerns regarding the disclosures in the company's 8-K filed on June 7, 2007. Should you have additional questions, feel free to contact me at (904) 998-5538 or Jon Parker at
(912) 284-2290.

Sincerely,

/s/ Dawna R. Miller

Dawna R. Miller
Senior Vice President & Chief Financial Officer